Exhibit 99.1

SGOCO Announces Receipt of Deficiency Letter from Nasdaq

HONG KONG, May 20, 2021 /PRNewswire/ -- SGOCO Group, Ltd. (“SGOCO” or the “Company”) (Nasdaq: SGOC), today announced that it received a notification letter dated May 18, 2020 (the “Deficiency Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Listing Rule 5250(c)(1) for continued listing due to its failure to timely file its annual report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) with the U.S. Securities and Exchange Commission.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(i), the Company has until July 16, 2021 (that is, 60 calendar days from the date of the Deficiency Letter) to submit to Nasdaq a plan (the “Compliance Plan”) to regain compliance with the Nasdaq Listing Rules. The Company intends to submit the Compliance Plan as soon as practicable.

Under the Nasdaq Listing Rule 5810(c)(2)(F)(ii), if Nasdaq accepts the Compliance Plan, Nasdaq can grant the Company an exception until November 15, 2021 (that is, up to 180 calendar days from the extended due date of the Annual Report) to regain compliance. The Company’s independent registered public accounting firm will require additional time to conduct an audit of the Company’s financial statements for the year ended December 31, 2020. The Company intends to file the Annual Report as soon as practicable.

The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.